SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[July 27, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES
Date July 27, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Corporation’s interim review, January-June 2005:
STRONG PERFORMANCE CONTINUED; FINANCIAL TARGETS FOR 2005 TO BE
EXCEEDED
(Helsinki, Finland, July 27, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)
•	Metso Corporation’s net sales in January-June increased by 15 percent and totaled EUR 1,922 million (1-6/2004: EUR 1,672 million).

•	The operating profit (EBIT) strengthened further in the second quarter and was EUR 83 million. January-June operating profit was EUR 138 million, or 7.2 percent of net sales (EUR 37.4 million and 2.2%).

•	Earnings per share were EUR 0.75 (EUR 0.03 negative).

•	The order backlog from continuing operations increased by 27 percent from the year end, and was EUR 2,157 million at the end of June (Dec. 31, 2004: EUR 1,705 million). New orders were received worth EUR 2,292 million (EUR 2,239 million).

•	Net cash generated by operating activities was EUR 124 million.

•	Return on capital employed (ROCE) was 17.3 percent (4.6%) and return on equity (ROE) 21.0 percent (0.9% negative).

•	Gearing was 25.8 percent at the end of June (Dec. 31, 2004: 49.7%).

•	It is estimated that Metso Corporation’s net sales for 2005 will increase to approximately EUR 4.1 billion, and the financial targets set for 2005 will be exceeded.
This interim review is prepared in accordance with IFRS. Metso adopted IFRS at the beginning of 2005.
“In 2004 and 2005, Metso has focused on improving its profitability and strengthening its balance sheet. The new business concepts and restructuring measures are now yielding good results. This provides a solid foundation for the further evolution of Metso,” says Jorma Eloranta, President and CEO of Metso Corporation.
“We will continue efforts toward operational excellence in all business areas, in particular in Metso Paper. At the same time, the management agenda will be increasingly shifted toward profitable growth, starting from Metso Automation and Metso Minerals. We primarily target organic growth, notably in the emerging markets. We will also be investigating complementary add-on acquisitions to strengthen our competitiveness as well as our product and service offering. Overall we are pleased with the progress made this year. We feel that there remains a lot of opportunity in Metso for growth and further improvement,” says Eloranta.
The demand for Metso’s main products was good in the second quarter. The good capacity utilization rates of the pulp and paper industry contributed to a positive demand for Metso Paper’s rebuilds and aftermarket operations. Also the markets for new paper machine became more active, and Metso booked two new paper machine orders in the second quarter.

In the construction and civil engineering industry, demand for aggregates and consequently for Metso Minerals’ crushing and screening equipment and aftermarket services was good in Europe and Asia and excellent in North America. Demand for Metso Minerals’ mining products remained good.
Demand for the products and services of Metso Automation continued to be good in the power, oil and gas industry, and satisfactory in the pulp and paper industry.
Metso’s operating profit improved significantly on the comparison period and was EUR 138.0 million, or 7.2 percent of net sales. Metso Minerals’ profitability continued to improve. Also Metso Paper’s profitability improved clearly on the comparison period, due to improved efficiency and capacity utilization. Metso Automation’s profitability remained good.
Short-term outlook
The demand for rebuilds and aftermarket services in the pulp and paper industry are expected to remain good. Also investments in new production lines are anticipated to gradually pick up, mostly in China and South America. Comprehensive road network development projects are estimated to maintain the demand for aggregates production equipment on a good level. The demand in the mining industry is estimated to remain strong, though the investment activity is anticipated to somewhat level out due to the general shortage of experienced management and other resources.
The good market outlook, the measures aimed at streamlining the cost structure, the strengthened order backlog and the first half-year result will support a continuation of the favorable profit trend. Metso Minerals and Metso Automation are expected to clearly surpass the operating profit targets set for 2005. Metso Paper’s operating profit target is challenging because profit is burdened by the weak profitability and restructuring costs in the Tissue business. It is estimated that Metso Ventures’ operating profit will be slightly lower than its target due mainly to structural changes.
The financial targets set for Metso Corporation in 2005 are an operating margin that is 6 percent of net sales and a 12 percent return on capital employed. It is estimated that the Corporation’s net sales for 2005 will increase to approximately EUR 4.1 billion and that the financial targets set for 2005 will be exceeded.
Metso’s strategic objectives and financial targets will be discussed in more detail in the Capital Markets Day at the end of August.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000

Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. + 358 204 84 3010
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.
Metso Corporation’s Interim Review, January 1 — June 30, 2005
The Corporation’s key figures

	4-6/05	1-6/05	4-6/04	1-6/04	2004
	EUR	EUR	EUR	EUR	EUR
	million	million	million	million	million
Net sales	1,028	1,922	879	1,672	3,602
Operating profit	83.3	138.0	45.3	37.4	199.5
% of net sales	8.1	7.2	5.2	2.2	5.5
Earnings per share from continuing operations, basic, EUR	0.37	0.63	0.21	0.06	1.16
Earnings per share from continuing and discontinued operations, basic, EUR	0.49	0.75	0.14	(0.03)	1.05
Orders received	1,203	2,292	1,268	2,239	3,989
		30.6.05		30.6.04	31.12.04
Order backlog from continuing operations		2,157		1,900	1,705
Return on capital employed (ROCE), %		17.3		4.6	10.7
Equity to assets ratio, %		34.3		24.8	30.9
Gearing, %		25.8		78.2	49.7

Metso adopted the International Financial Reporting Standards (IFRS) at the beginning of 2005. The transition to IFRS has been described in the Notes to the Interim Review.
Metso’s operating environment
In the pulp and paper industry markets the price of chemical pulp turned to a decline. In Europe, the prices for printing paper rose slightly, but were still clearly below the prices targeted by producers. In North America, paper prices continued their moderate increase. The overall capacity utilization rates of pulp and paper industry machinery were good, but in Finland a dispute over the paper industry collective bargaining agreement resulted in a shutdown of mills in May-June.
As in the previous quarters, the investment activity in the mining industry continued to be good, although the rise in prices of both metals and iron scrap leveled off. Due to a shortage of experienced management and other resources the time required to implement investments in the mining industry has been lengthened and investment decision-making has slowed. The demand for aggregates continued to be good in Europe, North America and Asia due to investments in construction and civil engineering.
The continuing high price of crude oil kept investments in the energy, oil and gas industry at the good level of the first quarter.
Demand for Metso’s products
The good capacity utilization rates of the pulp and paper industry contributed to a positive demand for Metso Paper’s machinery rebuilds and aftermarket services. After a lengthy quiet period, the markets for new paper machines became slightly more active, and Metso booked two new paper machine orders in the second quarter. The tissue machine markets clearly improved, and Metso Paper received several orders for small machines though the price level was weak. Major investments continued in the pulp industry in South America, and the demand for pulping line rebuilds was strong in all market areas.
The demand for Metso Minerals’ construction and civil engineering equipment was good in Europe and Asia and excellent in North America. The demand for mining industry equipment remained excellent in South America, Asia and the Pacific region. Demand for metals recycling equipment continued strong. The high capacity utilization of mines and quarries continued to keep the demand for aftermarket and maintenance services good.
Markets for Metso Automation’s energy, oil and gas industry products continued to be good. In contrast, demand for pulp and paper industry products was satisfactory. The demand for field equipment was good in North America and Asia, whereas in Europe demand weakened a little. The demand for process automation systems was satisfactory.
Orders received and order backlog
In January-June 2005, the value of orders received by Metso Corporation totaled EUR 2,292 million, an increase of 2 percent from January-June 2004. The orders received in the comparison period included a large order for an SC magazine paper line for Stora Enso’s Kvarnsveden mill in Sweden. The Corporation’s order backlog of continuing operations increased by 27 percent from the end of 2004 and was EUR 2,157 million at the end of June. The order backlog of continuing operations increased by 14 percent compared with the order backlog on June 30, 2004.
Major orders received by Metso Paper included papermaking line orders in China and Indonesia, a rebuild of a fine paper machine in Germany and a fiber line for a new bamboo pulp mill in China. The orders received by Metso Minerals comprised of numerous smaller projects, equipment and aftermarket deliveries. Metso

Automation’s most significant orders included the delivery of large energy automation systems to Russia.
Metso Paper accounted for 39 percent, Metso Minerals 41 percent, Metso Automation 13 percent and Metso Ventures 7 percent of orders received.
The relative share of orders from Asia and South America increased the most compared with January-June 2004. 41 percent (50% in 1-6/04) of orders originated from Europe, 21 (20) percent from North America, 23 (16) percent from Asia-Pacific, 11 (9) percent from South America and 4 (5) percent from the rest of the world.
Net sales
Metso’s net sales in January-June increased significantly and totaled EUR 1,922 million, up 15 percent on the comparison period. Net sales grew in all business areas. The growth was strongest in Metso Minerals where net sales rose by 22 percent compared with January-June 2004. Aftermarket operations accounted for 39 percent (43% in 1-6/04) of the Corporation’s net sales (excluding Metso Ventures).
Of the net sales, 40 percent came from the deliveries of Metso Paper, 39 percent from Metso Minerals, 14 percent from Metso Automation and 7 percent from Metso Ventures.
Compared with January-June 2004, the relative share of net sales increased the most in North and South America. 46 percent (41% in 1-6/04) of net sales came from Europe, 21 (22) percent from North America, 18 (24) percent from Asia-Pacific, 10 (7) percent from South America and 5 (6) percent from the rest of the world.
Result
The Corporation’s operating profit improved significantly on the comparison period and was EUR 138.0 million, or 7.2 percent of net sales (EUR 37.4 million, or 2.2% of net sales in 1-6/04). Metso Minerals’ profitability continued to improve and Metso Paper’s profitability clearly increased on the comparison period, due to improved efficiency and better capacity utilization rates. Metso Automation’s profitability remained good. Metso Ventures’ operating profit turned positive.
Metso’s net financial expenses were EUR 24 million including nonrecurring expenses of EUR 5 million due to early repayment of loans (EUR 27 million in 1-6/04).
Metso’s income from continuing operations before taxes was EUR 114 million. No deferred tax assets have been booked with respect to the losses sustained in the previous years of Metso’s U.S. operations, which reduces the Corporation’s taxation rate (see Notes). The Corporation’s taxation rate is estimated to be around 24 percent in 2005.
The distributable profit, i.e. the net income for the review period, was EUR 104 million. Earnings per share from continuing operations was EUR 0.63, while earnings per share from continuing and discontinued operations was EUR 0.75.
Metso Corporation’s return on capital employed (ROCE) in January-June was 17.3 percent (4.6% in 1-6/04).
BUSINESSES
Metso Paper

	4-6/05	1-6/05	4-6/04	1-6/04	2004
	EUR	EUR	EUR	EUR	EUR
	million	million	million	million	million
Net sales	410	796	351	711	1,559
Operating profit (loss)	19.8	37.5	10.8	(5.4)	48.0
% of net sales	4.8	4.7	3.1	(0.8)	3.1
Orders received	564	918	699	1,135	1,726
		30.6.05		30.6.04	31.12.04
Order backlog		1,082		1,211	946

Metso Paper’s net sales in January-June were EUR 796 million, up 12 percent on the comparison period. The growth was due to an increase in paper machinery deliveries. Aftermarket and maintenance services accounted for 34 percent of the net sales (38 % in 1-6/04). The relative proportion of the aftermarket business decreased on the comparison period due to the increase in deliveries of new machines and rebuilds. Measured in euros, the volume of both aftermarket operations and machine rebuilds grew.
Metso Paper’s operating profit was EUR 37.5 million, or 4.7 percent of net sales. The efficiency improvement measures and an improved capacity utilization rate clearly raised profitability. The comparison period’s operating profit was burdened by nonrecurring costs. The results of the Paper and Fiber business lines, in particular, have improved. The Tissue business line still recorded a loss.
The program aimed at renewing Metso Paper’s business concept and streamlining its cost structure (MP50) will be brought to a conclusion by the end of 2005. The remaining measures related to the program are aimed particularly at renewing the business concept and streamlining the cost structure of the Tissue business. In the second quarter, negotiations were started to reduce approximately 40 people in the Karlstad unit, which is a part of the Tissue business line in Sweden. Metso Paper recorded approximately EUR 5 million in nonrecurring costs related to the program in the second quarter. The (MP50) program’s total expenses are estimated to remain under EUR 40 million, of which approximately EUR 30 million had been recorded by the end of June.
The value of orders received by Metso Paper was 19 percent lower than in the comparison period and totaled EUR 918 million. The orders received in the comparison period included a large order for an SC magazine paper line for Stora Enso’s Kvarnsveden mill in Sweden. The order backlog at the end of June was EUR 1,082 million, which was 14 percent higher than at the end of 2004.
Metso Minerals

	4-6/05	1-6/05	4-6/04	1-6/04	2004
	EUR	EUR	EUR	EUR	EUR
	million	million	million	million	million
Net sales	426	764	344	628	1,366
Operating profit	40.2	71.4	27.0	39.1	105.2
% of net sales	9.4	9.3	7.8	6.2	7.7
Orders received	458	963	374	742	1,566
		30.6.05		30.6.04	31.12.04
Order backlog		826		476	560
The net sales of Metso Minerals clearly increased on the comparison period and totaled EUR 764 million, 22 percent more than in January-June 2004. Due to good demand, delivery volumes increased particularly in the mining industry, and in crushing and screening equipment. Metso Minerals’ aftermarket and maintenance services accounted for 49 percent of net sales (56% in 1-6/04). Due to a significant number of project and equipment deliveries, the relative proportion of the aftermarket business was lower than in the comparison period.
The operating profit of Metso Minerals increased to EUR 71.4 million, which was 9.3 percent of net sales. Increased delivery volumes, the full use of manufacturing capacity and the efficiency improvement measures of the previous years improved profitability. The strongest improvement in profitability occurred in the Crushing and Screening business line.

The value of orders received by Metso Minerals increased by 30 percent and totaled EUR 963 million. Orders from the mining industry doubled from the comparison period. The intake of orders for metals recycling equipment was also good. Metso Minerals’ order backlog strengthened by 48 percent from the end of 2004 and was EUR 826 million at the end of June.
Metso Automation

	4-6/05	1-6/05	4-6/04	1-6/04	2004
	EUR	EUR	EUR	EUR	EUR
	million	million	million	million	million
Net sales	144	273	135	248	535
Operating profit	17.9	31.5	12.9	18.8	69.6
% of net sales	12.4	11.5	9.6	7.6	13.0
Orders received	145	290	154	294	570
		30.6.05		30.6.04	31.12.04
Order backlog		199		193	176
Metso Automation’s net sales rose by 10 percent from the comparison period and totaled EUR 273 million. The deliveries of field equipment, in particular, increased from the comparison period, mainly due to the good demand of the energy, oil and gas industry. Aftermarket and maintenance services accounted for 23 percent of net sales (24% in 1-6/04).
Metso Automation’s profitability was good and the operating profit rose to EUR 31.5 million, or 11.5 percent of net sales. Delivery volumes were higher than the comparison period and increased productivity improved profitability.
The value of orders received by Metso Automation was at the level of the comparison period, totaling EUR 290 million. Compared with the end of 2004, Metso Automation’s order backlog strengthened by 13 percent and was EUR 199 million at the end of June.
Metso Ventures

	4-6/05	1-6/05	4-6/04	1-6/04	2004
	EUR	EUR	EUR	EUR	EUR
	million	million	million	million	million
Net sales	71	133	66	120	230
Operating profit (loss)	7.8	6.6	(2.0)	(7.8)	(6.2)
% of net sales	11.0	5.0	(3.0)	(6.5)	(2.7)
Orders received	57	158	65	111	213
Number of cars produced	5,109	9,766	2,350	4,595	10,051
		30.6.05		30.6.04	31.12.04
Order backlog		88		73	66
The net sales of Metso Ventures were up by 11 percent on the comparison period and totaled EUR 133 million in January-June. The deliveries of Valmet Automotive and the Foundries increased. Metso Panelboard’s deliveries of aftermarket and maintenance services increased by about one third from the comparison period, but the timing of project deliveries to the latter half of this year reduced net sales.
Metso Ventures’ profitability improved and the operating profit turned positive due to the improved, though still a slight loss, result of Valmet Automotive. Metso Ventures’ operating profit for the second quarter also includes EUR 3.6 million in real estate sales gains.
The value of orders received by Metso Ventures clearly improved from the comparison period and rose to EUR 158 million, mainly due to the increased orders of Metso Panelboard and the Foundries and the increased production by Valmet Automotive. Metso Ventures’ order backlog improved by 33 percent from the end of 2004 and was EUR 88 million at the end of June.

Cash flow and financing
In January-June, Metso Corporation’s net cash generated by operating activities was EUR 124 million. EUR 12 million was committed to net working capital. Due to the growth in business volume, more capital was tied up in net working capital in the second quarter, especially in Metso Minerals. The Corporation’s free cash flow was EUR 107 million (EUR 55 million in 1-6/04).
Net interest-bearing liabilities decreased by EUR 202 million from the beginning of the year and totaled EUR 293 million at the end of June. During the second quarter, EUR 93 million in bonds and other loans was prematurely repaid. This caused a nonrecurring addition to financial expenses of EUR 5 million, while corresponding savings will be achieved later. Dividends of EUR 48 million were paid for 2004.
Gearing, i.e. the ratio of net interest-bearing liabilities to shareholders’ equity, was 25.8 percent, compared with 49.7 percent at the beginning of the year. Shareholders’ equity increased, as a result of both the improved net income and a capital increase of EUR 72 million arising from the stock option programs. In addition, the divestiture of Metso Drives decreased net interest-bearing liabilities. Metso’s equity to assets ratio was 34.3 percent at the end of June.
Moody’s Investors Service confirmed Metso’s existing long-term Ba1 credit rating and changed the rating outlook from negative to stable on February 25, 2005. Standard & Poor’s Ratings Services has confirmed Metso’s existing long-term BB+ corporate rating, the BB rating on bonds issued and the EMTN program, as well as the B rating on short-term credits, and has kept the rating outlook as stable.
Capital expenditure
Metso’s gross capital expenditure, including acquisitions, totaled EUR 47 million (EUR 41 million in 1-6/04). Total capital expenditure was less than depreciation. Metso made investments to increase foundry capacity in Finland, Brazil, South Africa and India. Metso Minerals initiated investments in a production plant and logistic center in Columbia, South Carolina, USA, to significantly increase local manufacturing capacity and to concentrate logistical functions in one location. In May, Metso Minerals launched a project, expected to last several years, to build a comprehensive ERP (enterprise resource planning) system.
Divestitures
In March, Metso reached an agreement on the divestiture of its mechanical power transmission equipment business (Metso Drives) to CapMan, a private equity investor. Metso Drives Oy and its foreign subsidiaries were transferred to the ownership of funds managed/advised by CapMan on April 8, 2005. The debt-free price of the transaction was EUR 97 million. The sales gain related to the divestiture and Metso Drives’ net result in the first quarter, together totaling EUR 17 million, are reported in the income statement on the ‘Discontinued operations’ line, below the net result of ‘Continuing operations.’
Research and development
Metso’s research and development expenses in January-June totaled EUR 47 million (EUR 53 million in 1-6/04), representing 2.4 percent of the Corporation’s net sales.
During the review period, Metso Paper launched the SuperKit upgrade package, containing new equipment solutions, for continuous cooking digesters in pulp production. The second quarter saw the start-up, ahead of schedule, of the world’s largest and technologically most advanced OptiConcept uncoated fine paper line, delivered by Metso Paper for UPM’s Changshu mill in China.

Metso Minerals launched the new Lokotrack LT200HP crushing unit equipped with a cone crusher which is specifically designed for secondary and fine crushing. The unit can process 250 tph. Due to its interactive, intelligent automation system, the equipment optimizes the quantity of the end product and ensures high quality.
During the review period, Metso Automation launched a new rotary pulp consistency transmitter and online analyzer for pulp quality, which expands the range of consistency transmitters to cover all the pulp and papermaking processes.
Personnel
At the end of June, Metso Corporation’s continuing operations employed 22,380 persons, which was 475 more than at the end of 2004. Of these, approximately 600 were seasonal workers.
The Corporation employed 38 percent of its personnel in Finland, 11 percent in other Nordic countries, 13 percent in other European countries, 16 percent in North America, 7 percent in Asia-Pacific, 9 percent in South America and 6 percent in the rest of the world.
Changes in the top management
Metso Corporation’s Board of Directors appointed Risto Hautamäki as President of Metso Paper and a member of the Metso Executive Team as of April 1, 2005. Metso Paper’s Executive Vice President Bertel Karlstedt will resign from Metso on August 31, 2005.
Share capital and market capitalization
As a result of the registration of share subscriptions made with year 2000 and 2001 stock options, Metso’s share capital increased to EUR 240,812,843.80 on May 11, 2005. A total of 4,538,869 shares were subscribed with Metso Corporation’s year 2000 stock options and 865,200 shares with year 2001 stock options during a subscription period that ended on April 30, 2005. The number of shares at the end of June was 141,654,614, of which the Corporation holds 60,841 shares in treasury. The average number of shares in January-June was 137,652,684.
Metso’s market capitalization on the Helsinki Stock Exchange increased by 80 percent on the comparison period a year earlier and was EUR 2,553 million on June 30, 2005.
Decisions of the Annual General Meeting
Metso Corporation’s Annual General Meeting, held on April 4, 2005, approved the accounts for 2004 and voted to discharge the members of the Board of Directors and the President and CEO from liability. The Annual General Meeting approved the Board’s proposals concerning authorizations to repurchase and dispose of the Corporation’s shares. The Annual General Meeting also authorized the Board to decide on increasing the share capital by issuing new shares, convertible bonds and/or stock options. Furthermore, the Annual General Meeting decided to cancel stock options as proposed by the Board of Directors.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following General Meeting concerning the composition of the Board of Directors and the remuneration of the Directors. The Nomination Committee comprises the representatives appointed by Metso’s four biggest registered shareholders as of December 1, 2005, along with the Chairman of the Board as an expert member. Furthermore, the Annual General Meeting decided to amend the Articles of Association to state that a person aged 68 years or more is not eligible to be elected to the Board of Directors.

Metso Corporation’s Annual General Meeting re-elected Matti Kavetvuo as the Chairman of the Board and Jaakko Rauramo, Chairman of SanomaWSOY Corporation, as the Vice Chairman of the Board. Svante Adde was elected as a new member of the Board. The Board members re-elected were Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj, Satu Huber, Director of Finance and Head of the Finance Division, State Treasury, and Juhani Kuusi, D. Sc. (Tech.).
PricewaterhouseCoopers, a firm of Authorized Public Accountants, was re-elected as the Auditor of the Corporation.
Pentti Mäkinen, who was elected by Metso’s personnel groups, will attend the meetings of Metso’s Board of Directors as a personnel representative invited by the Board, starting from the Annual General Meeting of April 4, 2005 until the 2006 Annual General Meeting.
The Annual General Meeting decided to distribute a dividend of EUR 0.35 per share for the financial year that ended on December 31, 2004. The dividend was paid on April 14, 2005.
Short-term outlook
It is expected that, in Metso Paper’s markets, the demand for rebuilds and aftermarket services will continue to be good. It is anticipated that the improved capacity utilization rates in customer industry mills will gradually increase the readiness to also invest in new production lines. Investments in new machinery are expected to be focused in China and South America.
The demand for Metso Minerals’ equipment related to aggregates production is expected to remain good, especially due to comprehensive road network development projects. The demand in the mining industry is estimated to remain strong, though the investment activity is anticipated to somewhat level out due to the general shortage of experienced management and other resources.
Metso Automation’s markets are expected to continue to be good in the energy, oil and gas industry and satisfactory in the pulp and paper industry.
Metso Minerals and Metso Automation are expected to clearly surpass the operating profit targets set for 2005. Metso Paper’s operating profit target is challenging, because profit is burdened by the weak profitability and restructuring costs in the Tissue business. It is estimated that Metso Ventures’ operating profit will be slightly lower than its target due mainly to structural changes.
The financial targets set for Metso Corporation in 2005 are an operating margin that is 6 percent of net sales and a 12 percent return on capital employed. It is estimated that the Corporation’s net sales for 2005 will increase to approximately EUR 4.1 billion and that the financial targets set for 2005 will be exceeded. The measures aimed at streamlining the cost structure, the strengthened order backlog and the first half-year result will support a continuation of the favorable profit trend.
During 2004 and 2005, Metso has focused on improving its profitability and strengthening its balance sheet. Efforts toward operational excellence will be continued in all business areas, in particular in Metso Paper. At the same time the management agenda is increasingly shifted toward profitable growth, starting from Metso Automation and Metso Minerals. Metso is primarily targeting organic growth, notably in the emerging markets. Steps will also be taken to investigate complementary add-on acquisitions to strengthen Metso’s competitiveness as well as product and service offering.
Helsinki, July 27, 2005
Metso Corporation’s Board of Directors

The interim review is unaudited
CONSOLIDATED STATEMENTS OF INCOME

	4-6/	4-6/	1-6/	1-6/	1-12/
	2005	2004	2005	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR

Net sales	1,028	879	1,922	1,672	3,602

Cost of goods sold	(748)	(646)	(1,404)	(1,249)	(2,673)

Gross profit	280	233	518	423	929

Selling, general and administrative expenses	(199)	(195)	(388)	(399)	(798)
Other operating income and expenses, net	2	7	8	13	(7)
Reversal of Finnish pension liability	—	—	—	—	75

Operating profit	83	45	138	37	199

% of net sales	8.1%	5.2%	7.2%	2.2%	5.5%

Financial income and expenses, net	(14)	(17)	(24)	(27)	(59)
Profit on continuing operations before tax	69	28	114	10	140

Income taxes on continuing operations	(16)	0	(27)	(3)	18

Profit on continuing operations	53	28	87	7	158

Profit (loss) on discontinued operations	16	(9)	17	(11)	(14)

Profit (loss)	69	19	104	(4)	144

Profit (loss) attributable to minority interests	0	0	0	0	(1)
Profit (loss) attributable to equity shareholders	69	19	104	(4)	143

Earnings per share from continuing operations, EUR

Basic	0.37	0.21	0.63	0.06	1.16

Diluted	0.37	0.21	0.63	0.06	1.16

Earnings per share from discontinued operations, EUR

Basic	0.12	(0.07)	0.12	(0.09)	(0.11)

Diluted	0.12	(0.07)	0.12	(0.09)	(0.11)

Earnings per share from continuing and discontinued operations, EUR

Basic	0.49	0.14	0.75	(0.03)	1.05

Diluted	0.49	0.14	0.75	(0.03)	1.05

CONSOLIDATED BALANCE SHEETS
ASSETS

	June 30,	June 30,	Dec 31,
	2005	2004	2004
(Millions)	EUR	EUR	EUR

Non-current assets

Intangible assets

Goodwill	495	502	491

Other intangible assets	91	98	94

	586	600	585

Property, plant and equipment

Land and water areas	61	76	70

Buildings and structures	223	273	253

Machinery and equipment	273	313	307

Assets under construction	27	39	19

	584	701	649

Financial assets
Investments in associated companies	19	16	17
Available for sale financial assets	13	12	10

Treasury stock	—	1	1
Loan and other interest bearing receivables	52	12	15

Deferred tax asset	165	139	159

Other non-current assets	13	17	37

	262	197	239

Total non-current assets	1,432	1,498	1,473

Current assets

Inventories	888	692	692

Receivables

Trade and other receivables	848	839	790
Cost and earnings of projects under construction in excess of advance billings	151	207	190
Interest bearing receivables	67	35	53

	1,066	1,081	1,033

Cash and cash equivalents	374	419	372

Total current assets	2,328	2,192	2,097

Assets held for sale	—	42	—

TOTAL ASSETS	3,760	3,732	3,570

SHAREHOLDERS’ EQUITY AND LIABILITIES

	June 30,	June 30,	Dec 31,
	2005	2004	2004
(Millions)	EUR	EUR	EUR

Equity

Share capital	241	232	232

Other shareholders’ equity

Share premium reserve	77	14	14

Legal reserve	228	228	228
Cumulative translation differences	(39)	(43)	(48)

Treasury stock	—	1	1

Fair value and hedge reserves	(11)	—	—

Other reserves	202	202	202

Retained earnings	328	211	218
Net profit (loss) for the period	104	(4)	143
Equity attributable to shareholders	1,130	841	990

Minority interests	6	7	5

Total equity	1,136	848	995

Liabilities

Non-current liabilities

Long-term debt	747	914	885
Post employment benefit obligations	158	230	171

Deferred tax liability	14	32	16

Provisions	47	50	31

Other long-term liabilities	2	9	6

Total non-current liabilities	968	1,235	1,109

Current liabilities
Current portion of long-term debt	8	20	19

Short-term debt	31	194	31

Trade and other payables	1,165	1,112	1,065

Advances received	327	222	227
Billings in excess of cost and earnings of projects under construction	125	88	124

Total current liabilities	1,656	1,636	1,466

Liabilities held for sale	—	13	—

Total liabilities	2,624	2,884	2,575

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,760	3,732	3,570

NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	747	914	885

Short-term interest bearing debt	39	214	50

Cash and cash equivalents	(374)	(419)	(372)

Other interest bearing assets	(119)	(47)	(68)

Total	293	662	495

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	4-6/	4-6/	1-6/	1-6/	1-12/
	2005	2004	2005	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Cash flows from operating activities:

Net profit (loss) for the period	69	19	104	(4)	143
Adjustments to reconcile net profit (loss) to net cash provided by operating activities

Depreciation	23	29	49	58	115
Provisions / Efficiency improvement programs	(2)	(11)	(7)	(17)	(11)
Asset write-downs related to the efficiency improvement programs	—	—	—	—	10

Other	9	30	31	55	23

Change in net working capital	(74)	24	(12)	22	63

Cash flows from operations	25	91	165	114	343

Financing expenses, net	(13)	(12)	(15)	(14)	(51)

Taxes paid	(17)	(8)	(26)	(15)	(31)
Net cash provided by (used in) operating activities	(5)	71	124	85	261
Cash flows from investing activities:
Capital expenditures on fixed assets	(25)	(21)	(45)	(39)	(89)
Proceeds from sale of fixed assets	19	4	28	9	39
Business acquisitions, net of cash acquired	—	(1)	(1)	(2)	(2)
Proceeds from sale of businesses	95	294	95	367	390
(Investments in) proceeds from sale of financial assets	(84)	13	(49)	25	(21)

Other	0	(19)	(1)	(19)	(5)
Net cash provided by (used in) investing activities	5	270	27	341	312
Cash flows from financing activities:

Share options exercised	72	—	72	—	—

Dividends paid	(48)	(27)	(48)	(27)	(27)

Net funding	(113)	(57)	(162)	(106)	(293)

Other	1	(1)	(2)	(6)	(12)
Net cash provided by (used in) financing activities	(88)	(85)	(140)	(139)	(332)

Net increase (decrease) in cash and cash equivalents	(88)	256	11	287	241
Effect from changes in exchange rates	(6)	(1)	(9)	2	1
Cash and cash equivalents at beginning of period	468	164	372	130	130

Cash and cash equivalents at end of period	374	419	374	419	372

Free cash flow:

	4-6/	4-6/	1-6/	1-6/	1-12/
	2005	2004	2005	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Net cash provided by operating activities	(5)	71	124	85	261
Capital expenditures on fixed assets	(25)	(21)	(45)	(39)	(89)

Proceeds from sale of fixed assets	19	4	28	9	39

Free cash flow	(11)	54	107	55	211
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

						Equity
		Share	Cumulative	Fair value		attributable
	Share	premium	translation	and other	Retained	to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interest	equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Dec 31, 2004	232	14	(48)	431	361	990	5	995
Effects of adopting IAS 39
Treasury stock	—	—	—	(1)	—	(1)	—	(1)
Cash flow hedges, net of tax	—	—	—	4	—	4	—	4
Available- for-sale financial assets, net of tax	—	—	—	2	—	2	—	2

Other	—	—	—	—	2	2	—	2
Balance at Jan 1, 2005	232	14	(48)	436	363	997	5	1,002

Dividends	—	—	—	—	(48)	(48)	—	(48)
Share options exercised	9	63	—	—	—	72	—	72
Translation differences	—	—	23	—	—	23	—	23
Net investment hedge gains (losses)	—	—	(14)	—	—	(14)	—	(14)
Cash flow hedges, net of tax	—	—	—	(17)	—	(17)	—	(17)
Available-for-sale financial assets, net of tax	—	—	—	—	—		—	—

Other	—	—	—	—	13	13	1	14
Net profit (loss) for the period	—	—	—	—	104	104	—	104
Balance at June 30, 2005	241	77	(39)	419	432	1,130	6	1,136

The distributable funds of Metso Corporation at June 30, 2005 consist of retained earnings (EUR 432 million) excluding accelerated depreciation and untaxed reserves (EUR 4 million) and negative translation differences (EUR 39 million), and other reserves (EUR 202 million), totaling EUR 591 million.
At the end of the period Metso Corporation possessed 60,841 of its own shares.
ASSETS PLEDGED AND CONTINGENT LIABILITIES

	June 30,2005	Dec 31,2004
(Millions)	EUR	EUR

Mortgages on corporate debt	3	2

Other pledges and contingencies

Mortgages	2	2

Pledged assets	—	4
Guarantees on behalf of associated company obligations	—	—

Other guarantees	8	9

Repurchase and other commitments	12	15

Lease commitments	124	142
Other guarantees include EUR 5 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.
NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	June 30,2005	Dec 31,2004
(Millions)	EUR	EUR

Forward exchange rate contracts	1,624	1,770

Interest rate and currency swaps	2	2

Currency swaps	5	73

Interest rate swaps	183	188

Interest rate futures contracts	0	10

Option agreements

Bought	20	10

Sold	43	16

Electricity forward contracts 1)	322	329

1)	Notional amount GWh

The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
KEY RATIOS

	1-6/2005	1-6/2004	1-12/2004 *)
Earnings per share from continuing operations, EUR	0.63	0.06	1.16

Earnings per share from discontinued operations, EUR	0.12	(0.09)	(0.11)

Earnings per share from continuing and discontinued operations, EUR	0.75	(0.03)	1.05

Equity/share at end of period, EUR	7.98	6.17	7.27

Return on equity (ROE), % (annualized)	21.0	(0.9)	15.9
Return on capital employed (ROCE), % (annualized)	17.3	4.6	10.7
Equity to assets ratio at end of period, %	34.3	24.8	30.9

Gearing at end of period, %	25.8	78.2	49.7

Free cash flow	107	55	211

Free cash flow/share	0.78	0.40	1.55

Gross capital expenditure of continuing operations (excl. business acquisitions)	46	35	89

Business acquisitions, net of cash acquired	1	2	2
Depreciation and amortization of continuing operations	49	52	105

Average number of shares (thousands)	137,653	136,190	136,190
Average number of diluted shares (thousands)	137,667	136,190	136,192

*)	1-12/2004 key figures excluding reversal of Finnish pension liability are as follows: Earnings per share from continuing operations 0.75 eur, earnings per share from discontinued and continuing operations 0.62 eur, return on equity (ROE) 9.5% and return on capital employed (ROCE) 6.5%.

EXCHANGE RATES USED

	1-6/	1-6/	1-12/	June 30,	June 30,	Dec 31,
	2005	2004	2004	2005	2004	2004
USD (US dollar)	1.2855	1.2275	1.2433	1.2092	1.2155	1.3621
SEK (Swedish krona)	9.1407	9.1640	9.1250	9.4259	9.1451	9.0206
GBP (Pound sterling)	0.6861	0.6736	0.6786	0.6742	0.6708	0.7051
CAD (Canadian dollar)	1.5883	1.6430	1.6170	1.4900	1.6343	1.6416
BRL (Brazilian real)	3.2912	3.6582	3.6350	2.8385	3.7905	3.6177
BY BUSINESS AREA INFORMATION
NET SALES BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2004-	1-12/
	2005	2004	2005	2004	6/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	410	351	796	711	1,644	1,559

Metso Minerals	426	344	764	628	1,502	1,366

Metso Automation	144	135	273	248	560	535

Metso Ventures	71	66	133	120	243	230

Intra Metso net sales	(23)	(17)	(44)	(35)	(97)	(88)

Metso total	1,028	879	1,922	1,672	3,852	3,602
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2004-	1-12/
	2005	2004	2005	2004	6/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	(2.0)	1.6	(1.4)	3.4	(21.5)	(16.7)

Metso Minerals	(2.4)	1.0	1.9	1.3	1.3	0.7

Metso Automation	(0.5)	0.1	(0.5)	0.1	(3.9)	(3.3)

Metso Ventures	2.9	0.0	2.6	(1.4)	1.9	(2.1)

	4-6/	4-6/	1-6/	1-6/	7/2004-	1-12/
	2005	2004	2005	2004	6/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Corporate office and other	4.0	4.4	5.1	9.3	10.4	14.6

Metso total	2.0	7.1	7.7	12.7	(11.8)	(6.8)
REVERSAL OF FINNISH PENSION LIABILITY BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2004-	1-12/
	2005	2004	2005	2004	6/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	—	—	—	—	39.8	39.8

Metso Minerals	—	—	—	—	4.9	4.9

Metso Automation	—	—	—	—	13.7	13.7

Metso Ventures	—	—	—	—	14.6	14.6

Corporate office and other	—	—	—	—	2.3	2.3

Metso total	—	—	—	—	75.3	75.3
OPERATING PROFIT (LOSS) BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2004-	1-12/
	2005	2004	2005	2004	6/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	19.8	10.8	37.5	(5.4)	90.9	48.0

Metso Minerals	40.2	27.0	71.4	39.1	137.5	105.2

Metso Automation	17.9	12.9	31.5	18.8	82.3	69.6

Metso Ventures	7.8	(2.0)	6.6	(7.8)	8.2	(6.2)

Corporate office and other	(2.4)	(3.4)	(9.0)	(7.3)	(18.8)	(17.1)

Metso total	83.3	45.3	138.0	37.4	300.1	199.5
ORDERS RECEIVED BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2004-	1-12/
	2005	2004	2005	2004	6/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	564	699	918	1,135	1,509	1,726

Metso Minerals	458	374	963	742	1,787	1,566

	4-6/	4-6/	1-6/	1-6/	7/2004-	1-12/
	2005	2004	2005	2004	6/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Automation	145	154	290	294	566	570

Metso Ventures	57	65	158	111	260	213

Intra Metso orders received	(21)	(24)	(37)	(43)	(80)	(86)

Metso total	1,203	1,268	2,292	2,239	4,042	3,989
PERSONNEL BY BUSINESS AREA

	June 30, 2005	June 30, 2004	Dec 31, 2004

Metso Paper	8,637	9,340	8,660

Metso Minerals	8,331	8,267	8,048

Metso Automation	3,338	3,365	3,267

Metso Ventures	1,774	1,587	1,637

Corporate office & Shared services	300	276	293

Continuing operations	22,380	22,835	21,905

Discontinued operations	—	1,236	897

Metso total	22,380	24,071	22,802
QUARTERLY INFORMATION
NET SALES BY BUSINESS AREA

	4-6/	7-9/	10-12/	1-3/	4-6/
	2004	2004	2004	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	351	378	470	386	410

Metso Minerals	344	340	398	338	426

Metso Automation	135	140	147	129	144

Metso Ventures	66	52	58	62	71

Intra Metso net sales	(17)	(23)	(30)	(21)	(23)

Metso total	879	887	1,043	894	1,028

OTHER OPERATING INCOME (+) AND EXPENSES (-), NET BY BUSINESS AREA

	4-6/	7-9/	10-12/	1-3/	4-6/
	2004	2004	2004	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	1.6	(1.2)	(18.9)	0.6	(2.0)

Metso Minerals	1.0	1.3	(1.9)	4.3	(2.4)

Metso Automation	0.1	0.2	(3.6)	0.0	(0.5)

Metso Ventures	0.0	(0.4)	(0.3)	(0.3)	2.9

Corporate office and other	4.4	2.7	2.6	1.1	4.0

Metso total	7.1	2.6	(22.1)	5.7	2.0
REVERSAL OF FINNISH PENSION LIABILITY BY BUSINESS AREA

	4-6/	7-9/	10-12/	1-3/	4-6/
	2004	2004	2004	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	—	—	39.8	—	—

Metso Minerals	—	—	4.9	—	—

Metso Automation	—	—	13.7	—	—

Metso Ventures	—	—	14.6	—	—

Corporate office and other	—	—	2.3	—	—

Metso total	—	—	75.3	—	—
OPERATING PROFIT (LOSS) BY BUSINESS AREA

	4-6/	7-9/	10-12/	1-3/	4-6/
	2004	2004	2004	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	10.8	20.1	33.3	17.7	19.8

Metso Minerals	27.0	27.4	38.7	31.2	40.2

Metso Automation	12.9	19.6	31.2	13.6	17.9

Metso Ventures	(2.0)	(8.8)	10.4	(1.2)	7.8

Corporate office and other	(3.4)	(3.9)	(5.9)	(6.6)	(2.4)

	4-6/	7-9/	10-12/	1-3/	4-6/
	2004	2004	2004	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso total	45.3	54.4	107.7	54.7	83.3
CAPITAL EMPLOYED BY BUSINESS AREA

	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,
	2004	2004	2004	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	389	397	323	275	293

Metso Minerals	675	698	712	731	780

Metso Automation	130	131	135	126	146

Metso Ventures	50	25	39	39	51

Corporate office and other	619	507	642	658	652

Continuing operations	1,863	1,758	1,851	1,829	1,922

Discontinued operations	113	114	80	79	—

Metso total	1,976	1,872	1,931	1,908	1,922
ORDERS RECEIVED BY BUSINESS AREA

	4-6/	7-9/	10-12/	1-3/	4-6/
	2004	2004	2004	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	699	291	300	354	564

Metso Minerals	374	373	451	505	458

Metso Automation	154	146	130	145	145

Metso Ventures	65	33	69	101	57

Intra Metso orders received	(24)	(20)	(23)	(16)	(21)

Metso total	1,268	823	927	1,089	1,203
ORDER BACKLOG BY BUSINESS AREA

	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,
	2004	2004	2004	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	1,211	1,124	946	918	1,082

	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,
	2004	2004	2004	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Minerals	476	525	560	742	826

Metso Automation	193	198	176	194	199

Metso Ventures	73	55	66	105	88

Intra Metso order backlog	(53)	(50)	(43)	(40)	(38)

Continuing operations	1,900	1,852	1,705	1,919	2,157

Discontinued operations	85	78	53	70	—

Metso total	1,985	1,930	1,758	1,989	2,157
NOTES TO THE INTERIM REVIEW
Adoption Of IAS 32 and IAS 39
Consolidated Balance Sheets

ASSETS

		Effect of
		adoption of
		IAS 32 and
	Dec 31,2004	IAS 39	Jan 1,2005
(Millions)	EUR	EUR	EUR
Non-current assets
Intangible assets	585	—	585
Property, plant and equipment	649	—	649
Financial assets	239	(19)	220
Total non-current assets	1,473	(19)	1,454

Current assets
Inventories	692	—	692
Receivables	1,033	13	1,046
Cash and cash equivalents	372	—	372
Total current assets	2,097	13	2,110

Assets held for sale	—	—	—
TOTAL ASSETS	3,570	(6)	3,564

SHAREHOLDERS’ EQUITY AND LIABILITIES

		Effect of
		adoption of
		IAS 32 and
	Dec 31,2004	IAS 39	Jan 1,2005
(Millions)	EUR	EUR	EUR
Equity
Share capital	232	—	232
Other shareholders’ equity	758	7	765
Minority interests	5	—	5
Total equity	995	7	1,002

Liabilities
Non-current liabilities	1,109	(22)	1,087
Current liabilities	1,466	9	1,475
Liabilities held for sale	—	—	—
Total liabilities	2,575	(13)	2,562

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,570	(6)	3,564
Tax losses carried forward as of December 31, 2004 (under IFRS)

				Deferred tax
		Deferred tax	Valuation	asset in
Country	Amount	asset	allowance	balance sheet
(Millions)	EUR	EUR	EUR	EUR

Finland	269	70	9	61

USA	189	71	70	1

Germany	103	36	9	27

Other	111	33	18	15

Total	672	210	106	104
Adoption of International Financial Reporting Standards (IFRS)
Metso adopted the International Financial Reporting Standards (IFRS) at the beginning of 2005. The principal changes and impact of IFRS on the 2004 income statement and balance sheet were described in the releases published on March 31, 2005 and April 19, 2005 (quarterly information). The classification of financial assets and liabilities and the recognition of derivative financial instruments used for hedging has been done in accordance with IAS 32 and IAS 39 in the opening balance sheet of January 1, 2005, which is presented in the tables of the Interim Review.
Since Metso published the press releases on its transition to IFRS, the comparative information for 2004 has been changed by separating the power transmission business (Drives), which was divested in April 2005, from Metso’s continuing operations. The net result of the Drives business is also reported for the comparison year in the line ‘Discontinued businesses,’ after
‘Continuing operations.’
The operating profit of the IFRS income statement for the comparison year is improved by a nonrecurring annulment of a disability pension liability of EUR 75 million (excluding the divested Drives business) due to amendments of the Finnish employee pension system (TEL) in December 2004. The reversal of the pension liability is presented by business area in the tables of the Interim Review.
The Interim Review has been prepared in accordance with the recognition and measurement principles of the IFRS and by applying the same policies as in the above-mentioned releases.
In accordance with IFRS 5, profit or loss on discontinued operations net of taxes and the gain or loss on their disposal are presented in the income statement separate from continuing operations, while assets and liabilities classified as held for sale are presented separately in the balance sheet. The discontinued operations reported by Metso were Converting Equipment, the Compaction and Paving business line (Dynapac) and the Drilling business line (Reedrill) divested in 2004 which were part of Metso Minerals, and the power transmission business (Drives), which was part of Metso Ventures, divested in 2005.
Shares traded on the Helsinki and New York Stock Exchanges
The Helsinki Stock Exchange traded 150.8 million Metso Corporation shares in January-June, equivalent to a turnover of EUR 2,201 million. The share price on June 30, 2005 was EUR 18.02. The highest quotation was EUR 18.12 and the lowest EUR 11.31.
The New York Stock Exchange traded 4.2 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 76 million. The price of an ADR on June 30, 2005 was USD 21.70. The highest quotation was USD 22.11 and the lowest USD 14.70.
Disclosures
On February 21, 2005, Capital Research and Management Company announced a decrease in the holding of Metso Corporation under its management. The holding managed by Capital Research and Management Company on December 31, 2004 was 6,400,000 Metso shares. This holding amounts to 4.7 percent of Metso’s paid up share capital and total votes. Previously, as disclosed on April 17, 2002, the holding had amounted to 6.29 percent of Metso’s paid up share capital and 4.97 percent of the total votes.
On March 8, 2005, UPM-Kymmene announced that they had sold their entire holding of Metso Corporation shares. Previously, they had owned 14.6 percent of Metso’s paid up share capital and votes.
On March 11, 2005, Deutsche Bank AG announced an increase in the Metso Corporation shares held by Deutsche Bank AG and its subsidiary companies. According to the disclosure, on March 9, 2005 Deutsche Bank AG and its subsidiary companies were in possession of 9,801,820 Metso shares to which they had the dispositive rights. This holding amounts to 7.19 percent of the paid up share capital of Metso Corporation. As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 9,189,802 Metso shares to which they had voting rights on March 9, 2005. This voting authority represents 6.74 percent of the total votes of Metso Corporation.
On April 15, 2005, Deutsche Bank AG announced an increase in the holding by Deutsche Bank AG and its subsidiary companies of the paid up share capital of Metso Corporation. According to the disclosure, on April 8, 2005, Deutsche Bank AG and its subsidiary companies were in possession of 15,915,808 Metso shares to which they had the dispositive rights. This holding amounts to 11.68 percent of the paid up share capital of Metso Corporation. As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 15,569,254 Metso shares to which they had voting rights on April 8, 2005. This voting authority represents 11.43 percent of the total votes of Metso Corporation.

On April 20, 2005, Deutsche Bank AG announced a decrease in the holding by Deutsche Bank AG and its subsidiary companies of the paid up share capital of Metso Corporation. According to the disclosure, on April 14, 2005, Deutsche Bank AG and its subsidiary companies were in possession of 10,653,332 Metso shares to which they had the dispositive rights. This holding amounts to 7.82 percent of the paid up share capital of Metso Corporation. As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 9,898,778 Metso shares to which they had voting rights on April 14, 2005. This voting authority represents 7.27 percent of the total votes of Metso Corporation.
On May 25, 2005, Harris Associates L.P. disclosed a decrease in the holding of the accounts managed by Harris Associates L.P. of the paid up share capital of Metso Corporation. On May 19, 2005, the accounts managed by Harris Associates L.P. became the beneficial owners of 6,828,800 Metso shares. This holding amounts to 4.82 percent of the paid up share capital and the voting rights of Metso Corporation after being, on the basis of the previous announcement, 5.07 percent on March 24, 2003.
Franklin Resources, Inc. announced, on June 17, 2005, an increase in the holding of the mutual funds and separate accounts managed by Franklin Resources, Inc. of the paid up share capital of Metso Corporation. On June 14, 2005, Franklin Resources, Inc’s holdings amounted to 3.51 percent of the paid up share capital and 5.36 percent of the voting rights of Metso Corporation after being, on the basis of their previous disclosure, 2.82 percent of the paid up share capital and 4.95 percent of the voting rights on January 26, 2005.
The holdings by mutual funds managed by Franklin Resources, Inc. were as follows on June 14, 2005:

Franklin Mutual Advisers, LLC	1,845,600	shares
Franklin Templeton Investments (Asia) Ltd.	576,670	shares
Franklin Templeton Investment Mgmt. Ltd.	2,116,825	shares
Templeton Investment Counsel, LLC	432,426	shares
Total	4,971,521	shares
This holding amounts to 3.51 percent of the paid up share capital and the total voting rights of Metso Corporation.
In addition, Franklin Resources, Inc. has voting authority representing 1.85 percent of the total shares and ADRs as follows:

Franklin Templeton Investments (Asia) Ltd.	182,634	ADRs
Templeton Investment Counsel, LLC	2,176,764	shares
Franklin Templeton Investment Mgmt. Ltd.	216,040	shares
Franklin Templeton Investments Corp.	41,080	shares
Franklin Templeton Investments (Asia) Ltd.	5,535	shares
Total	2,622,053	shares/ADRs
On June 16, 2005, NWQ Investment Management Company LLC disclosed an increase in the holding of the accounts managed by NWQ Investment Management Company LLC of the paid up share capital of Metso Corporation. On February 23, 2005, the accounts managed by NWQ Investment Management Company LLC had become beneficial owners of 431,430 Metso’s common shares and 6,415,661 American Depository Receipts. These holdings amounted to 6,847,091 shares in total and corresponded to 5.03 percent of the paid up share capital and the voting rights of Metso Corporation. On February 23, 2005 the total amount of Metso shares outstanding was 136,250,545. On May 31, 2005, the accounts managed by NWQ Investment Management Company LLC held 8,100,505 shares in Metso Corporation corresponding to 5.71 percent of the paid up share capital and the voting rights.